Exhibit 2.1
ASSET PURCHASE AGREEMENT
          THIS AGREEMENT dated as of June 19, 2007 between TRM (Canada) Corporation (the “Vendor”) and TRM Multitech Services Inc. (the “Purchaser”).
WHEREAS:
A. The Vendor conducts the Business, as defined below; and
B. The Vendor wishes to sell and the Purchaser wishes to purchase the Assets and assume the Liabilities relating to the Business;
          NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, it is agreed as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Definitions. Where used in this Agreement, unless the context otherwise requires, the following words and phrases shall have the meanings set forth after them:
     (1) “Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.
     (2) “Agreement” means this Agreement and any schedule, exhibit or instrument supplemental hereto or in amendment or confirmation hereof, and “hereof”, “hereunder” and similar expressions mean and refer to this Agreement and not to any particular article, section or clause.
     (3) “Applicable Law” means, in respect of any person, property, transaction or event, any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, treaty, restriction, regulatory policy, standard, code or guideline, by-law (zoning or otherwise) or Order that applies in whole or in part to such person, property, transaction or event.
     (4) “Accounts Receivable” means
(a)	all trade accounts receivable and other rights to payment from customers of the Vendor related to the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Vendor,

(b)	all other accounts or notes receivable of the Vendor related to the Business and the full benefit of all security for such accounts or notes; and

(c)	any claim, remedy or other right related to any of the foregoing.
     (5) “Accounts Receivable Amount” has the meaning given in Section 2.2(2).
     (6) “Accounts Receivable Statement” means the statement prepared and delivered by the Vendor to the Purchaser on day prior to Closing setting forth the Accounts Receivable Amount.
     (7) “Assets” means all the real, personal, tangible and intangible properties, assets, interests and rights necessary to carry on the Business, as of the Closing Date, including
(a)	the assets listed on Schedule A;

(b)	the Accounts Receivable;

(c)	the benefits under all Contracts and warranties;

(d)	license agreements and leases, including the Premises Leases;

(e)	Inventory;

(f)	Intellectual Property; and

(g)	good will.
     (8) “Books and Records” means all books, records, books of account, sales and purchase records, lists of suppliers, and all other documents, files, records, correspondence and other data and information relating to the Business or the Assets.
     (9) “Business” means the Canadian photocopier business currently conducted by the Vendor as a going concern, including the placement, leasing, maintenance, monitoring, and provision of supplies for photocopiers within Canada.
     (10) “Cash Flow” means income before taxes plus depreciation and amortization and minus capital expenditures for the Purchaser Business calculated each calendar quarter for the five years following the Closing Date; thereafter, Cash Flow will exclude any deductions made for capital expenditures. For clarity, income before taxes shall be computed without regard to any expenses relating to any remuneration in respect of Mr. Philip Blouin; otherwise, all terms used in this definition of Cash Flow shall be interpreted in accordance with the accounting principals which are recognized as being generally accepted in Canada as of the Closing Date as set out in the handbook published by the Canadian Institute of Chartered Accountants.
     (11) “Cash Flow Percentage” has the meaning given in Section 2.4(1).

     (12) “Claims” has the meaning given in Section 4.1(1).
     (13) “Closing” means the completion on the Closing Date of the transaction of purchase and sale contemplated herein.
     (14) “Closing Date” means June 19, 2007 or such other date as may be agreed upon in writing by the Vendor and the Purchaser.
     (15) “Contract” means an agreement, including a lease, commitment, entitlement or engagement, (whether oral or written) related to the Business to which the Vendor is a party or by which the Vendor or any of the Assets or the Business is bound or affected.
     (16) “Delayed Transfer Asset” has the meaning given in Section 6.3.
     (17) “Employee Benefit Plans” means those employee pension and health and welfare plans listed on Schedule F.
     (18) “Fund” has the meaning given in Section 7.4(3).
     (19) “GE Lease” means the Lease Agreement between GE Capital Vehicle and Equipment Leasing Inc. (as successor to Associates Fleet Services) and TRM Copy Centers Ltd. dated January 12, 2000.
     (20) “GST” means goods and services tax imposed under Part IX of the Excise Tax Act (Canada).
     (21) “Inventory” means spare parts and all other materials and supplies to be used or consumed in the repair of photocopiers.
     (22) “Intellectual Property” means
(a)	all registered and unregistered business and trade names, corporate names, brand names and slogans;

(b)	all copyrights and trade-marks, registrations and applications for such trade-marks and copyrights; and

(c)	all patents, patent registrations and applications
previously or currently used by the Vendor in connection with the Business.
     (23) “Landlord” has the meaning given in Section 7.6.
     (24) “Letter of Intent” means the letter of intent dated March 27, 2007 between the Purchaser and the Vendor.
     (25) “Liabilities” means all liabilities of the Business as of the end of business on the Closing Date, other than

(a)	accrued payroll, payroll withholdings and benefits (including accrued paid time off); and

(b)	legal or accounting fees relating to general corporate matters, excluding those legal or accounting fees relating to the Business.
The Liabilities of the Vendor as of April 30, 2007, determined in a manner consistent with this definition, are set forth on Schedule B.
     (26) “Lien” means (i) any mortgage, privilege, pledge, security, easement, right-of-way, lease or other rights of third parties; and (ii) any action, claim or other proceeding of any nature whatsoever alleging or pertaining to such lien relative to any such mortgage, privilege, pledge, securities, easement, right-of-way, lease or other rights of third parties.
     (27) “Markham Lease” means the lease for the property located in the region of York in the Town of Markham and municipally known as 351 Steelcase Road, West, Unit #10-12, Markham, Ontario, L3R 4H9 dated April 11, 2003 between R. Reusse Construction Co. Limited and TRM (Canada) Corporation, as assignee of E. Funds Canada Inc.
     (28) “Material Contracts” means the following contracts:
(a)	Photocopy Machine Agreement between Wal-Mart Canada Inc. and TRM Corporation dated May 29, 2000, as amended January 2, 2003;

(b)	Photocopier Master Location Agreement between Shoppers Drug Mart and TRM Copy Centers Corporation (Canada) dated November 15, 2002, as amended June 30, 2006;

(c)	Photocopier Master Location Agreement between Macs Convenience Stores Inc. and TRM Copy Centers Corporation (Canada) dated February 27, 2004;

(d)	Master Location Agreement between Canada A&P and TRM Copy Centers Corporation (Canada) Ltd. dated May 15, 2001; and

(e)	Accord de Placement d’un Photocopieur between Depan- Escompte Couche-Tard et Provisoir and TRM Copy Centers Corporation (Canada) Ltd., dated June 26, 1998 and “Material Contract” shall mean any one of them.
     (29) “Order” means any order, judgment, injunction, decree, stipulation, determination, award, decision, ruling or writ of any government authority.
     (30) “Parties” means the Purchaser and the Vendor and their respective successors, and “Party” means either of the Parties.
     (31) “Permitted Liens” means those Liens set forth on Schedule G.

     (32) “Person” means any individual, legal or personal representative, partnership, company, corporation, incorporated syndicate, unincorporated association, trust, governmental body or department agency or division of a government, association, joint venture or other business or governmental entity.
     (33) “Premises” means all real property related to the Business which is leased or occupied by the Vendor under any of the Premises Leases.
     (34) “Premises Lease” means any lease, agreement to lease, sublease, license agreement and occupancy or other agreements relating to the Premises.
     (35) “Purchaser Business” has the meaning given in Section 7.2(1).
     (36) “Purchaser Business Purchase Price” has the meaning given in Section 7.2(1).
     (37) “Purchase Price” has the meaning given in Section 2.2.
     (38) “Receivables Payment Date” has the meaning given in Section 2.4(5).
     (39) “Related Person” shall mean, with respect to a specified Person:
          (a) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;
          (b) any Person that holds a material interest in such specified Person; and
          (c) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity).
     (40) “Transferred Canadian TRM Employee” means a TRM Canada Employee who has accepted an offer of employment from the Purchaser as of the Closing.
     (41) “TRM Canada Employee” means an employee of the Vendor.
1.2 Division of Agreement. The division of this Agreement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3 Gender and Number. In this Agreement, words importing the singular include the plural and vice versa and words importing gender include all genders, including the neuter gender.
1.4 Currency and Payment Obligations.
     (1) Any payment contemplated by this Agreement shall be made by cash, certified cheque or any other method that provides immediately available funds.
     (2) All dollar amounts referred to in this Agreement are stated in Canadian dollars.

1.5 Schedules and Exhibits. The following are the schedules and exhibits attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Schedules
Schedule A	–	Assets
Schedule B	–	Liabilities
Schedule C	–	Purchase Price Allocation
Schedule D	–	Termination Notices to Material Contracts
Schedule E	–	Employees
Schedule F	–	Employee Benefit Plans
Schedule G	–	Permitted Liens

Exhibits
Exhibit I	–	Sub-Lease of Vehicles
ARTICLE 2
SALE AND PURCHASE
2.1 Agreement to Sell and Purchase. The Vendor hereby agrees to sell, assign and transfer the Assets to the Purchaser, and the Purchaser agrees to purchase the Assets from the Vendor, and the Purchaser shall assume and agree to pay when due and perform and discharge in accordance with their terms, the Liabilities, on the Closing Date.
2.2 Purchase Price. The purchase price (the “Purchase Price”) payable by the Purchaser to the Vendor for the Assets is, subject to adjustment pursuant to Section 7.2, as follows:
     (1) one hundred thousand dollars ($100,000); plus
     (2) an amount for the Accounts Receivable which are outstanding for up to and including 120 days as of the Closing Date at a rate of 90 cents to the dollar pursuant to the Accounts Receivable Statement (“Accounts Receivable Amount”). For clarity, the parties agree that no amount shall be paid for any Accounts Receivable which are outstanding for more than 120 days as of the Closing Date and are collected by the Purchaser; plus
     (3) the amount for the Liabilities; plus
     (4) the amount determined pursuant to Section 2.4,
exclusive of any applicable taxes.
2.3 Payment of Purchase Price. The Purchase Price shall be satisfied as follows:
     (1) on the Closing Date, the Purchaser shall:
(a)	pay one hundred thousand dollars ($100,000) less the deposit of fifty thousand dollars ($50,000) paid by the Purchaser to the Vendor on March

27, 2007 pursuant to the Letter of Intent to the Vendor on the Closing Date;

(b)	pay the Accounts Receivable Amount, provided that the amount to be paid pursuant to this Section 2.3(1)(b) shall be no more than four hundred thousand dollars ($400,000); and

(c)	assume the Liabilities;
     (2) if the Accounts Receivable Amount is greater than $400,000, the Purchaser shall pay the difference between the Accounts Receivable Amount and $400,000 to the Vendor out of the Cash Flow as soon as practicable but in any event no later than 90 days after the Closing Date; and
     (3) the amounts determined pursuant to Section 2.4, at the time and in accordance with the provisions thereof.
2.4 Cash Flow.
     (1) The Purchaser shall pay the Vendor (or such Person as the Vendor may direct) an amount equal to fifty percent (50%) (“Cash Flow Percentage”) of the Cash Flow without deductions, set-off or withholdings, for seven years following the Closing Date subject to Section 2.4(5); thereafter, the Vendor shall not receive any payments relating to the Cash Flow.
     (2) If the Cash Flow is a negative amount at the time of calculation, the Vendor shall have no obligation to compensate the Purchaser for any such negative amount.
     (3) The Purchaser shall pay the Vendor’s portion of the Cash Flow as soon as practical but in any event no later than 30 days after the end of the applicable quarter of each calendar year.
     (4) The parties agree that the Cash Flow Percentages for (i) the first and second quarters of a calendar year (ii) the third and fourth quarters of a calendar year (each half year period being a “Net Period”) shall be treated as follows:
(a)	if the Cash Flow Percentage amounts for both quarters in the applicable Net Period are positive amounts, no additional amount is payable to either Party by the other Party;

(b)	if the Cash Flow Percentage amounts for both quarters in the applicable Net Period are negative amounts, no additional amount is payable to either Party by the other Party;

(c)	if the Cash Flow Percentage amount for one quarter in the applicable Net Period is a positive amount and the Cash Flow Percentage amount for the other quarter in the applicable Net Period is a negative amount, the two amounts shall be netted out and the net amount owed by the Purchaser to the Vendor shall be set-off against the Purchaser’s future entitlement to receive the Cash Flow Percentage in a subsequent quarter; provided that such net amount shall be deemed to be no greater than the total amount of Cash Flow Percentage paid by the Purchaser to the Vendor during the applicable Net Period.
     (5) Notwithstanding Section 2.4(1), the Vendor’s entitlement to receive the Cash Flow Percentage shall be delayed if the Purchaser is paying an amount owed to the Vendor pursuant to Section 2.3(2). In such event, the Cash Flow Percentage shall be paid for seven years following the day (“Receivables Payment Date”) on which the Vendor has received all amounts owed pursuant to Section 2.3(2).
     (6) If the Closing Date or the Receivables Payment Date does not occur on the last day of a calendar quarter, the first and last payments of the Cash Flow Percentage shall be pro-rated accordingly.
     (7) No later than 30 days after the end of each calendar quarter, the Purchaser shall deliver to the Vendor a copy of the Purchaser’s unaudited financial statements for the previous quarter, including: (i) a balance sheet as of the end of the applicable calendar quarter; (ii) an income statement for the applicable calendar quarter; and (iii) a statement setting forth the Purchaser’s calculation of the Cash Flow, including but not limited to the Vendor’s portion thereof, for such calendar quarter.
2.5 Purchase Price Allocation. The Purchase Price shall be allocated among the Assets in the manner specified in Schedule C. The Vendor and the Purchaser shall follow the allocations set forth in Schedule C in determining and reporting their liabilities for any taxes and, without limitation, shall prepare and file their respective tax returns in accordance with such allocations.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties of the Vendor. The Vendor represents and warrants to the Purchaser as follows, and acknowledges that the Purchaser is relying on such representations and warranties in connection with the Vendor’s purchase of the Assets:
     (1) Incorporation and Power. The Vendor is a corporation incorporated and validly subsisting under the laws of the jurisdiction of its incorporation. The Vendor has the corporate power and authority and is qualified to own and dispose of the Assets. No act or proceeding has been taken by or against the Vendor in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Vendor.
     (2) Enforceability. Each of this Agreement and any other document delivered by the Vendor in connection with this Agreement constitutes a legally valid and binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors or others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
     (3) No Violation. The execution and delivery of this Agreement by the Vendor and the performance of the Vendor’s obligations hereunder do not result in a breach of, a violation of, or conflict with (i) any of the terms or provisions of the constating documents of the Vendor; (ii) Applicable Law; or (iii) any Order.
     (4) Title to Assets. The Vendor is the sole beneficial and legal owner of the Assets with good and marketable title thereto, free and clear of any and all Liens, except the Permitted Liens, and has the exclusive right to sell and transfer the Assets to the Purchaser as contemplated by this Agreement. Upon completion of such sale the Purchaser will acquire the Assets free and clear of any Liens, except the Permitted Liens. No person other than the Purchaser has any agreement, option, right or privilege, whether written, oral or implied for the purchase of any of the Assets.
     (5) Condition and Location of Assets. All of the installed photocopiers which are included in the Assets are in good working condition subject only to reasonable wear and tear. The Assets constitute all of the assets, properties and rights reasonably necessary to operate the Business as previously conducted by the Vendor.
     (6) Contracts. To the knowledge of the Vendor,
(a)	the Vendor has not received notice of any default, and is not in default, under any Contract and there has not occurred any event which, with a lapse of time or giving of notice, or both, would constitute such a default;

(b)	each Contract is in full force and effect, unamended by written or oral agreement, and the Vendor is entitled to the full benefit and advantage of each such Contract in accordance with the terms of each Contract;

(c)	each Contract is in good standing and there has not been any default by any party under any Contract nor any material dispute between the Vendor and any party under any Contract; and

(d)	except as set forth on Schedule D, no party to a Material Contract has given its notice of intent to terminate the Material Contract.
     (7) Books and Records. The Books and Records are true and complete and fairly and correctly set out and disclose the information contained therein.
     (8) Statements. True and complete copies of the annual financial statements of the Business for the fiscal years ended December 31, 2004, 2005 and 2006 have been provided to the Purchaser. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied.
     (9) Premises Leases. Each Premises Lease is in full force and effect, unamended by oral or written agreement, and the Vendor is entitled to the full benefit and advantage of the

Premises Leases in accordance with the terms thereof. The Premises Leases are in good standing and there has not been any default by any party under the Premises Leases nor is there any dispute between the Vendor and any landlord under the Premises Leases. The Premises Leases have not been assigned by the Vendor in favour of any Person and, subject to any required consents, the Vendor has full right, title and authority to assign the Premises Leases to the Purchaser.
     (10) Litigation. To the Vendor’s knowledge, there are no claims, actions, suits or proceedings (whether or not purportedly on behalf of the Vendor), pending or, to the knowledge of the Vendor, threatened against or affecting the Assets or the Business or the right of the Vendor or the Purchaser to use and enjoy the Assets and Business.
     (11) Broker’s Fees. The Vendor has not entered into any agreement which would entitle any Person to any valid claim against the Purchaser for a broker’s commission, finder’s fee or any similar payment in respect of the purchase and sale of the Assets or any other matters contemplated by this Agreement.
     (12) Residency of Vendor. The Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).
     (13) GST and QST. The Assets constitute all or substantially all of the property that can reasonably be regarded as being necessary for the Purchaser to be capable of carrying on the Business. The Vendor is a goods and services tax “registrant” under Part IX of the Excise Tax Act (Canada) and its GST registration number is 12975 0816 RT0001. The Vendor is a Quebec sales tax “registrant” pursuant to the Act respecting the Quebec sales tax and its QST registration number is 1013231253 TQ0001.
3.2 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Vendor as follows, and acknowledges that the Vendor is relying on such representations and warranties in connection with the Vendor’s sale of the Assets:
     (1) Incorporation and Power. The Purchaser is a corporation incorporated and validly subsisting under the laws of the jurisdiction of its incorporation. The Purchaser has the corporate power and authority and is qualified to own and dispose of the Assets. No act or proceeding has been taken by or against the Purchaser in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Purchaser.
     (2) Enforceability. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Vendor in accordance with its terms subject, however, to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors or others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
     (3) No Violation. The execution and delivery of this Agreement by the Purchaser and the performance of the Vendor obligations hereunder do not result in a breach of, a violation of, or a conflict with (i) any of the terms or provisions of the constating documents of the Purchaser; (ii) Applicable Law; or (iii) any Order.

     (4) Brokers Fees. The Purchaser has not entered into any agreement which would entitle any Person to any valid claim against the Vendor for a broker’s commission, finder’s fee or any similar payment in respect of the purchase and sale of the Assets or any other matters contemplated by this Agreement.
     (5) GST and QST. The Purchaser is a goods and services tax “registrant” under Part IX of the Excise Tax Act (Canada) and its GST registration number is 853133593 RT0001. The Purchaser is a Quebec sales tax “registrant” pursuant to the Act respecting the Quebec sales tax and its QST registration number is 1013028282 TQ0001.
3.3 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall not merge on the Closing and shall survive the Closing for a period of eighteen months.
ARTICLE 4
INDEMNITIES
4.1 Indemnification by the Vendor.
     (1) The Vendor shall indemnify and save harmless the Purchaser from and against all claims, actions, suits, losses, costs, damages, expenses and liabilities including reasonable legal fees (“Claims”), directly or indirectly suffered by the Purchaser, as a result of:
the operation of the Business or the ownership of the Assets by the Vendor prior to the Closing;

(a)	any breach of any representation or warranty of the Vendor contained in this Agreement; and

(b)	any breach of any covenant of the Vendor contained in this Agreement.
     (2) The aggregate indemnification payable by the Vendor for any Claim under Section 4.1(1) shall not exceed fifty percent (50%) of the Purchase Price.
4.2 Indemnification by the Purchaser.
     (1) The Purchaser shall indemnify and save harmless the Vendor from any Claim directly or indirectly suffered by the Vendor, as a result of:
(a)	the operation of the Business or the ownership of the Assets by the Purchaser after the Closing;

(b)	any breach of any representation or warranty of the Purchaser contained in this Agreement; and

(c)	any breach of any covenant of the Purchaser contained in this Agreement.

     (2) The aggregate indemnification payable by the Purchaser for any Claim under Section 4.2(1) shall not exceed fifty percent (50%) of the Purchase Price.
ARTICLE 5
NON-COMPETITION AND NON-SOLICITATION
5.1 Non-Competition by Vendor. Subject to Section 5.3, the Vendor shall not, and shall ensure that its Affiliates do not, without the prior written consent of the Purchaser, at any time within the period of seven years following the date of this Agreement, either individually or in partnership or jointly or in conjunction with each other or any Person, as principal, agent, consultant, lender, contractor, employer, employee, investor or shareholder, or in any other manner, directly or indirectly, advise, manage, carry on, establish, acquire control of, be engaged in, invest in or lend money to, guarantee the debts or obligations of, or permit the Vendor’s name or any part thereof to be used or employed by any Person that operates, is engaged in or has an interest in, a business anywhere within Canada that is similar to or competes with the Business. Without limiting the effect of the foregoing, competing with the Business includes directly or indirectly engaging in or permitting the solicitation or sale to any of the present customers of the Business of any products or services of the type sold by the Business as at the date of this Agreement.
5.2 Non-Solicitation. The Vendor shall not, and shall ensure that its Affiliates do not, without the prior written consent of the Purchaser, at any time within the period of seven years following the date of this Agreement, either individually or in partnership or jointly or in conjunction with any other Person, as principal, agent, consultant, contractor, employer, employee or in any other manner, directly or indirectly solicit business from any customer or client of the Purchaser at the date of this Agreement for the benefit or on behalf of any Person operating a business which is similar to or which competes with the Business or attempt to direct any such customer or client away from the Purchaser or to discontinue or alter any one or more of their relationships with the Purchaser or its subsidiaries.
5.3 Permitted Shareholdings. The foregoing shall not prevent the Vendor or its Affiliates from purchasing as a passive investor up to 5% of the outstanding publicly traded shares or other securities of any class of any issuer listed on a recognized stock exchange in Canada.
5.4 Remedies. The Vendor acknowledges that a breach by it or any of its Affiliates of any of the covenants contained in this Agreement would result in damages to the Purchaser and that the Purchaser may not be adequately compensated for such damages by monetary award alone. Accordingly, the Vendor agrees that in the event of any such breach, in addition to any other remedies available at law or otherwise, the Purchaser shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of injunction, restraining order, decree or otherwise as may be appropriate to ensure compliance by the Vendor and its Affiliates with the provisions of this Agreement. Any remedy expressly set out in this Agreement shall be in addition to and not inclusive of or dependent upon the exercise of any other remedy available at law or otherwise.

ARTICLE 6
CLOSING ARRANGEMENTS
6.1 Vendor’s Closing Deliveries. At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser:
     (1) all necessary bills of sale and other documents reasonably necessary to transfer the Assets to the Purchaser with good and marketable title;
     (2) physical possession of the tangible Assets and vacant possession of the Premises;
     (3) copies of the Books and Records or excerpts thereof as may be reasonably requested by the Purchaser;
     (4) discharges of all Liens against any of the Assets (or undertakings from the secured parties to discharge such Liens, in form and substance satisfactory to the Purchaser, in which case any payments required for such discharges shall be deducted from the amount of the Purchase Price paid to the Vendor and shall be paid directly to the applicable secured parties by the Purchaser);
     (5) all third party consents necessary to transfer the Assets in the manner contemplated by this Agreement;
     (6) such other documents, conveyances, transfers, assignments, consents and undertakings as may be reasonably requested by the Purchaser.
6.2 Purchaser’s Closing Deliveries. At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor:
     (1) payment of the portion of the Purchase Price required to be paid on Closing; and
     (2) such other documents, conveyances, transfers, assignments, consents and undertakings as may be reasonably requested by the Vendor.
6.3 Condition Not Fulfilled. If any condition in Section 6.1 or 6.2 shall not have been fulfilled at or before the Closing Time or if any such condition is or becomes impossible to satisfy, then the Vendor or the Purchaser, as applicable, may waive compliance by the non-complying party with any such condition.
6.4 Delayed Transfer Assets. To the Extent that any Asset or any claim, right or benefit arising under or resulting from such Asset is not capable of being transferred without the approval, consent or waiver of any third Person, or if the transfer of any Asset would constitute a breach of any obligation under, or a violation of any Applicable Law unless the approval, consent or waiver of such third Person is obtained (all such Assets being collectively referred to in this Agreement as “Delayed Transfer Assets”) except as otherwise expressly provided in this Agreement and without limiting the rights and remedies of he Purchaser contained elsewhere in this Agreement, this Agreement shall not constitute an agreement to transfer any Delayed Transfer Asset unless and until such approval, consent or waiver has been obtained. After the Closing and until all such Delayed Transfer Assets are transferred to the Purchaser, the Vendor shall:
     (1) maintain its existence and hold the Delayed Transfer Assets in trust for the Purchaser;
     (2) comply with the terms and provisions of or relating to the Delayed Transfer Assets as agent for the Purchaser at the Purchaser’s cost and for the Purchaser’s benefit;
     (3) co-operate with the Purchaser in any reasonable and lawful arrangements designed to provide the benefits of the Delayed Transfer Assets to the Purchaser; and
     (4) enforce, at the request of the Purchaser and at the expense and for the account of the Purchaser, any rights of the Vendor under or arising from the Delayed Transfer Assets against any third Person, including the right to elect to terminate any such rights in accordance with the terms of such rights upon the written direction of the Purchaser.
ARTICLE 7
COVENANTS
7.1 Audit Rights. The Vendor shall have the right at its sole discretion and expense to perform an audit of the Books and Records, including but not limited to the Purchaser’s financial statements and any statements, calculations and underlying documents used for the calculation of the Cash Flow, prepared in respect of any calendar year quarter from the Closing Date to the end date of the Purchaser’s entitlement to the Cash Flow Percentage. The Purchaser agrees to provide the Vendor and its advisors with such access to the Books and Records as may be necessary to perform such audit including making available for examination at the Purchaser’s offices at the Purchaser’s sole cost and expense, photocopies of such records relating to the Purchaser’s revenue and expenses as may be reasonably requested by the Vendor.
7.2 Sale of Canadian Photocopier Business.
     (1) The Purchaser covenants that if (i) it should sell its Canadian photocopier business, including all or some of the Business (the “Purchaser Business”) within three years from the Closing Date; and (ii) the purchase price paid for the Purchaser Business (the “Purchaser Business Purchase Price”) is greater than the Purchase Price, the Vendor shall be entitled to fifty percent (50%) of the difference between the Purchaser Business Purchase Price and the Purchase Price without deductions, set-off or withholdings. The Purchaser shall pay such 50% difference to the Vendor as an adjustment to the Purchase Price. For the purposes of this Section 7.2 only, “Purchase Price” shall mean (i) $100,000 plus (ii) the Accounts Receivable Amount plus (iii) the amount of the Cash Flow Percentage payable up to the date of the purchase and sale of the Purchaser Business.

     (2) Notwithstanding Section 7.2(1) above, the Purchaser may sell up to twenty percent (20%) of the Business without paying the Vendor fifty percent of the difference between the Purchaser Business Purchase Price and the Purchase Price as set out in Section 7.2(1), provided that the purchaser(s) of such 20% of the Business shall be one or more key employees of the Purchaser Business.
     (3) Upon receipt of the Purchaser Business Purchase Price, the Purchaser shall hold in trust any amount owing to the Vendor under Section 7.2(1) and shall pay such amount to the Vendor on the closing date of such sale of all or part of the Purchaser Business.
     (4) If the Purchaser Business Purchase Price is less than or equal to the Purchase Price, no amount shall be paid by the Vendor to the Purchaser.
     (5) If the Purchaser sells the Purchaser Business within seven years from the Closing Date, the Purchaser covenants to assign this Agreement to the new buyer, which assignment shall be a condition of closing of such sale.
7.3 Transition Period. For a period of three months after the Closing Date, the Vendor shall provide reasonable support and guidance to the Purchaser with respect to (i) management and conversion of the computer systems, (ii) accounting, (iii) customer services, and (iv) maintenance of the Oracle database, in each case as related to the Business.
7.4 Employees
     (1) The Purchaser shall offer employment effective as of the Closing Date to all of the TRM Canada Employees listed on Schedule E on terms and conditions which are no less favourable in the aggregate in terms of title, compensation, benefits, hours of work and location, and with duties that are similar to the duties now being performed by such TRM Canada Employees in respect of the Business to those under which such TRM Canada Employees are currently employed immediately prior to Closing by the Vendor, and further provided that, with respect to such TRM Canada Employees in the Province of Quebec, such terms and conditions shall also include terms and conditions required under the laws of the Province of Quebec. The Purchaser shall recognize the past service of Transferred Canadian TRM Employees with the Vendor and the Business for any required notice of termination, termination, severance pay and employee pension and benefit plan participation (contractual, statutory or at common-law). The Purchaser shall ensure that the terms and conditions of employment for Transferred Canadian TRM Employees shall not be changed except in accordance with Applicable Law, including any law requiring that notice of such changes be given. The Purchaser agrees following the Closing Date to comply with all Applicable Laws with respect to severance of any Transferred Canadian TRM Employee.
     (2) The Purchaser shall be responsible for all liabilities:
(a)	for salary, wages, bonuses, commissions, vacations, vacation pay and other compensation relating to employment of all Transferred Canadian TRM Employees on and after the Closing Date, regardless of whether such employment commences in the middle of a pay cycle;

(b)	to a TRM Canada Employee who is eligible to receive an offer of employment from the Purchaser pursuant to Section 7.4 (1) but does not receive such offer of employment, and which arise directly or indirectly out of, as a result of, in connection with or pursuant to the Vendor’s termination of the employment of such TRM Canada Employee.
     (3) Effective as of the Closing Date, the Vendor shall cause TRM Corporation to assign and transfer to the Purchaser its rights, obligations and liabilities with respect to the Employee Benefit Plans and all the related accounts (the “Fund”). Effective as of the Closing Date, the Purchaser shall accept such assignment and transfer and shall assume all liabilities, duties and responsibilities required of it as the successor sponsor of the Employee Benefit Plans and the Fund pursuant to the terms thereof and Applicable Laws. The Vendor shall cause TRM Corporation to agree, and the Purchaser agrees to do all things required of them under Applicable Laws to establish the Purchaser as a successor sponsor to the Vendor under the terms of the Employee Benefit Plans as provided hereunder. Effective at the Closing Date, the Purchaser will be responsible for all costs and expenses related to the Employee Benefit Plans and the Fund. After sponsorship and effective control and direction over the Employee Benefit Plans and the Fund have been transferred to the Purchaser, neither TRM Corporation not the Vendor shall have any further obligations or liability with respect to the Employee Benefit Plans.
     (4) Notwithstanding any other provision contained in this Agreement, in the event that the Purchaser is unable to assume the Employee Benefit Plans and the Fund as of the Closing Date, the Vendor shall use reasonable efforts to cause TRM Corporation to maintain in force the Employee Benefit Plans and the Fund until June 30, 2007. The Purchaser covenants to reimburse TRM Corporation for any and all expenses, costs, fees and taxes incurred with respect to the Employee Benefit Plans and the Fund paid by TRM Corporation as soon as possible but in any event no later than fifteen (15) days following the Closing Date. This Section 7.4(4) shall in no way relieve the Purchaser of its obligations under Section 7.4(3) and the Purchaser covenants to assume the Employee Benefit Plans and the Fund as soon as practicable after the Closing Date.
7.5 Consent Not Obtained. In the event that consent to assign a Material Contract or the GE Lease is not obtained by the Closing Date, each of the Vendor and the Purchaser covenant to use reasonable best efforts to obtain such consent(s) as soon as practical after the Closing Date. The Parties agree that if consent to the GE Lease has not been obtained as of the Closing Date, the Parties shall enter into the Sub-Lease of Vehicles, the form of which is attached as Exhibit I hereto.
7.6 Assignment of Markham Lease. In order to effect the assignment of the Markham Lease, the Parties agree as follows:
     (1) The Vendor shall deliver the following to R. Reusse Construction Co. Limited (the “Landlord”):
(a)	on the Closing Date, a certified cheque for in the amount of $18,568.56 representing two months gross rent; and

(b)	as soon as practicable after the Closing Date, but in any event no later than three weeks after the Closing Date, a letter of credit in favour of the Landlord in the amount of $92,842.80 representing the balance of the rent due until June 30, 2008, which is the end of the term of the Markham Lease; and
     (2) The Vendor shall pay $27,852.84 to the Purchaser representing three months gross rent, which amount shall be set off against the Cash Flow Percentage payable and owing to the Vendor by the Purchaser after the Closing Date.
ARTICLE 8
TAXES
8.1 Sales Taxes Subject to Section 8.3, the Purchaser is responsible for paying all applicable sales, use, value added, goods and services and similar taxes in addition to the Purchase Price. The Purchaser shall pay any applicable provincial sales taxes directly to the relevant governmental authority.
8.2 Section 22 Election. The Purchaser and the Vendor shall elect jointly in the prescribed form under Section 22 of the Income Tax Act (Canada) and the corresponding provisions of any other applicable taxing statute as to the sale of the Accounts Receivable and designate in such election an amount equal to the portion of the Purchase Price allocated to the Accounts Receivable pursuant to Schedule C. This election, or these elections, will be made within the time prescribed for such elections.
8.3 GST and QST Elections. If applicable, at the Closing the Purchaser and the Vendor shall execute jointly an election under Section 167 of the Excise Tax Act (Canada) and its equivalent in Quebec pursuant to section 75 of the Act respecting the Quebec sales tax to have the sale of the Acquired Assets take place on a goods and services tax-free basis under Part IX of the Excise Tax Act (Canada) and on a Quebec sales tax-free basis pursuant to the Act respecting the Quebec sales tax. The Purchaser shall file the elections in the manner and within the time prescribed by the relevant legislation. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall indemnify and hold the Vendor harmless in respect of any goods and services tax, Quebec sales tax, penalties, interest and other amounts which may be assessed against the Vendor as a result of the transactions under this Agreement not being eligible for such elections or as a result of the Purchaser’s failure to file the elections within the prescribed time.
ARTICLE 9
GENERAL
9.1 Bulk Sales Waiver. The Purchaser hereby waives compliance by the Vendor with the Bulk Sales Act (Ontario) and any other bulk sales legislation applicable to the purchase and sale of the Assets.

9.2 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.
9.3 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes any prior understandings, negotiations, discussions and agreements between the Parties, whether oral or written, including but not limited to the Letter of Intent. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.
9.4 Amendments and Waiver. No modifications of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision to this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.
9.5 Notice. Any notice required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given if (i) delivered personally, (ii) sent by prepaid overnight courier service, in each case to the applicable address set out below:
in the case of notice to the Purchaser:
Philip Blouin, President
MelGab inc.
821, des Sapins
St-Eustache, Quebec
J7R 6K7
with a copy to:
Phillip-Antoine Morin
Gallant & Associés, LLP
6300, Auteuil, suite 400
Brossard, Quebec
J4Z 3P2
in the case of notice to the Vendor:
Richard Stern, President and C.E.O.
TRM (Canada) Corporation
c/o TRM Corporation
5208, N.E. 122nd Avenue
Portland, Oregon
97230

with a copy to:
Graham Smith
Blake, Cassels & Graydon LLP
Commerce Court West, Suite 2800
199 Bay Street
Toronto, Ontario
M5L 1A9
     Any notice so given shall be deemed to have been given and received on the day of delivery if delivered. Any notice sent by private courier shall be deemed to have been given and received on the business day next following the sending thereof. Either Party may change its address under this Section by notice to the other Party given in the manner provided in this Section.
9.6 Applicable Law. This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each Party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.
9.7 Assignment. The Purchaser shall not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the Vendor, such consent not to be unreasonably withheld. Notwithstanding the previous sentence, the Parties acknowledge and agree that in the event of a sale of all or part of the Purchaser Business, the Purchaser shall assign the Agreement pursuant to Section 7.2(5).
9.8 Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.
9.9 Severability. Each provision of this Agreement shall constitute a separate and distinct covenant and shall be severable from all other such separate and distinct covenants contained in this Agreement. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
9.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile or electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.
9.11 Further Assurances. Each of the Parties shall promptly do, execute, deliver or cause to be done, executed or delivered all such further acts, documents and things in connection with this Agreement as the other Party may reasonably require for the purposes of giving effect to this Agreement.
[Signature Page Follows.]

          IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

TRM (CANADA) CORPORATION

By:	/s/ Richard B. Stern

Name: Richard B. Stern
Title: Chief Executive Officer

TRM MULTITECH SERVICES INC.

By:	/s/ Philip Blouin

Name: Philip Blouin
Title: President

Schedules and Exhibit List (1)

Schedule A	Assets
Schedule B	Liabilities
Schedule C	Purchase Price Allocation
Schedule D	Termination Notices to Material Contracts
Schedule E	Employees
Schedule F	Employee Benefit Plans
Schedule G	Permitted Liens
Exhibit I	Sub-Lease of Vehicles

(1)	Pursuant to Regulation S-K Item 601(b)(2), the Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.